

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2017

David Giljohann
Chief Executive Officer
Exicure, Inc.
8045 Lamon Avenue
Suite 410
Skokie, IL 60077

  Re: Exicure, Inc.
    Current Report on Form 8-K
    Filed October 2, 2017
    File No. 000-55764

Dear Dr. Giljohann:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

             Division of Corporation Finance
             Office of Healthcare & Insurance

cc: Sam Zucker